Supplement dated February 1, 2006 to prospectus supplement dated January 27, 2006 (to prospectus dated January 26, 2006)

$697,200,100

(Approximate)

CWABS Asset-Backed Certificates Trust 2006-IM1

Issuing Entity

CWABS, INC.

Depositor

Countrywide®

HOME LOANS

Seller and Sponsor

Countrywide Home Loans Servicing LP

Master Servicer

Asset-Backed Certificates, Series 2006-IM1

Distributions are payable on the 25th day of each month, beginning in February 2006

Capitalized terms used herein and not otherwise defined herein have the meanings assigned in the Prospectus Supplement dated January 27, 2006.

The Prospectus Supplement is hereby amended as follows:

The five paragraphs following the section heading “Material Federal Income Tax Consequences” shall be deleted in their entirety and replaced with the following:

Upon the issuance of the Certificates, Thacher Proffitt & Wood LLP, counsel to the Depositor and the Sellers, will deliver its opinion generally to the effect that, assuming compliance with all provisions of the Agreement, for federal income tax purposes, the Trust Fund (exclusive of the Carryover Reserve Fund and amounts allocated to the Trust Fund pursuant to the Corridor Contract) will qualify as multiple REMICs under the Internal Revenue Code of 1986 (the “Code”). The offered certificates (exclusive of any right to receive payments from the Carryover Reserve Fund) (other than the Class A-R Certificates) and the Class C Certificates and Class P Certificates will be designated as regular interests in a REMIC and are herein referred to as the “Regular Certificates” or the “REMIC Regular Certificates”. The Class A-R Certificates will be designated as the sole class of residual interests in each REMIC, as applicable, and are herein referred to as the “Residual Certificates” or the “REMIC Residual Certificates.” All certificateholders are advised to see “Federal Income Tax Consequences” in the Prospectus for a discussion of the anticipated federal income tax consequences of the purchase, ownership and disposition of the REMIC Regular Certificates and the REMIC Residual Certificates.

Because the Regular Certificates will be considered regular interests in a REMIC, they generally will be taxable as debt obligations under the Code, and interest paid or accrued on the Regular Certificates, including original issue discount with respect to any Regular Certificates issued with original issue discount, will be taxable to certificateholders in accordance with the accrual method of accounting, regardless of their usual method of accounting. It is anticipated that, for federal income tax purposes, the Class M-7, Class M-8 and Class B Certificates will be and the remaining offered certificates may be issued with original issue discount. See “Material Federal Income Tax Consequences” in the Prospectus. The Internal Revenue Service, or IRS, has issued OID regulations under Sections 1271 to 1275 of the Code generally addressing the treatment of debt instruments issued with original issue discount (the “OID Regulations”). All purchasers of REMIC Regular Certificates are urged to consult their tax advisors for advice regarding the effect, in any, of the original issue discount provisions and regulations on the purchase of the Regular Certificates. The prepayment assumption that will be used in determining the rate of accrual of original issue discount with respect to the Certificates is 100% of the Prepayment Model indicated herein. The prepayment assumption represents a rate of payment of unscheduled principal on a pool of mortgage loans, expressed as an annualized percentage of the outstanding principal balance of such mortgage loans at the beginning of each period. See “Yield and Prepayment Considerations—” herein for a description of the prepayment assumption model used herein. However, no representation is made as to the rate at which prepayments actually will occur.

In certain circumstances the OID Regulations permit the holder of a debt instrument to recognize original issue discount under a method that differs from that used by the issuing entity. Accordingly, it is possible that the holder of a Regular Certificate may be able to select a method for recognizing original issue discount that differs from that used by the Trustee in preparing reports to the certificateholders and the IRS.

If the method for computing original issue discount described in the prospectus results in a negative amount for any period with respect to a certificateholder, the amount of original issue discount allocable to that period would be zero and the certificateholder will be permitted to offset that negative amount only against future original issue discount, if any, attributable to those Certificates.

Certain classes of the offered certificates may be, treated for federal income tax purposes as having been issued at a premium. Whether any holder of such a class of Certificates will be treated as holding a certificate with amortizable bond premium will depend on such certificateholder's purchase price and the distributions remaining to be made on such Certificate at the time of its acquisition by such certificateholder. Holders of such classes of Certificates should consult their tax advisors regarding the possibility of making an election to amortize such premium. See “Material Federal Income Tax Consequences—REMIC Certificates—Regular Certificates” in the Prospectus.